

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 14, 2016

Paul R. Gudonis
Chief Executive Officer
Myomo, Inc.
One Broadway, 14th Floor
Cambridge, Massachusetts 02142

> **Re: Myomo, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 17, 2016**
> **CIK No. 0001369290**

Dear Mr. Gudonis:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Parts II and III

Cover Page

1.   Please reconcile your disclosure here that the proceeds of the offering will be held in an escrow account until closing with your disclosure on page 29 that the proceeds will not be held in an escrow account or otherwise segregated as part of the offering process with regard to investors using a BANQ online brokerage account.

The Offering, page 3

2.   We note your disclosure that you have 61,879,167 shares outstanding before the offering which appears per your footnote to include 41,957,000 shares of common stock issuable upon conversion of your preferred stock. Please tell us how you have calculated this disclosure given that the number of outstanding shares as of June 30, 2016 per your

balance sheet was 16,507,514 and it does not appear from your disclosure under "Subsequent Events" on page F-45 that you issued shares of common stock subsequent to that date.

Use of Proceeds, page 23

3.   We note your disclosure that you plan to use a portion of the proceeds of your offering to discharge indebtedness. Please provide the disclosure required by Instruction 6 to Item 6 of Part II of Form 1-A.

Dilution, page 25

4.   Please revise your disclosure to compare the public contribution under the proposed public offering to the average cash contribution of your officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year or that they have a right to acquire, rather than the cash contribution of all existing investors. See Item 4 of Part II of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

5.   Please provide the information required by Item 9(d) of Part II of Form 1-A. In this regard, we note your disclosures on pages 31 and 46 that you are replacing your current, exclusive distributor in January 2017 and that your current distributor has agreed to resell your product to VA hospitals. Ensure you file your distribution agreement currently in effect as an exhibit to your Offering Circular.

Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015, page 33

6.   Please quantify the extent to which changes in revenues are attributable to changes in price or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to Item 9(a) of Part II of Form 1-A. Also clarify, to the extent known, why "sales from certain O&P providers" decreased in the year ended December 31, 2015 compared to the year ended December 31, 2014.

Clinical Studies, page 45

7.   Since safety and efficacy are terms of art used in describing FDA clearance and approvals, please refrain from describing your clinical studies as evaluating "safety" or "efficacy," since it is only the FDA clearance that addresses these characteristics. Instead, discuss the actual details of the studies that have commenced.

Intellectual Property, page 47

8.   Please provide additional details regarding the MIT waiver agreement. We note as examples only that you have not disclosed the material terms of the milestones that you have not complied with or whether the waiver agreement has an expiration date or may be terminated. Also revise the first risk factor on page 14 as appropriate.

        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Tim Buchmiller for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: David N. Feldman
        Duane Morris LLP